---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    December 31, 2005|
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...11   |
                                                    |---------------------|

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 6)*

                  Insurance Management Solutions Group, Inc.
         ------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                   458045101
         ------------------------------------------------------------
                                (CUSIP Number)

                         Bankers Insurance Group, Inc.
                         Attn: Robert G. Southey, Esq.
                         Secretary and General Counsel

                              360 Central Avenue
                         St. Petersburg, Florida 33701
                                (727) 823-4000

                                With a copy to:

                           Thomas J. Dougherty, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               One Beacon Street
                               Boston, MA 02108
                                 (617)573-4800
         ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               November 22, 2000
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  0001063167                                     Page 2 of 18 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Insurance Group, Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

-------------------------- ----------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0

         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,354,884 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING
                           ----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER

          WITH                      8,354,884 (see item 5)

-------------------------- ----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  0001063167                                     Page 3 of 18 Pages
-------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Insurance Company

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC

-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

-------------------------- ----------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0

         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    3,528,455 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING
                           ----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER

          WITH                      3,528,455 (see item 5)

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,528,455 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.7%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IC

-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  0001063167                                     Page 4 of 18 Pages
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Security Insurance Company

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           ( )

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

-------------------------- -----------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    821,429 (see item 5)
        OWNED BY           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING
                           -----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER

          WITH                      821,429 (see item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         821,429 (see item 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IC

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  0001063167                                     Page 5 of 18 Pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bonded Builders Service Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       ( )

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

-------------------------- -----------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    5,000 (see item 5)
        OWNED BY           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING
                           -----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER

          WITH                      5,000 (see item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,000 (see item 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IC

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  0001063167                                     Page 6 of 18 Pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Financial Corporation

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                  ( )

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

-------------------------- -----------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,354,884 (see item 5)
        OWNED BY           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING
                           -----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER

          WITH                      8,354,884 (see item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  0001063167                                     Page 7 of 18 Pages
                                                             SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers International Financial Corporation

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                      ( )

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

-------------------------- -----------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,354,884 (see item 5)
        OWNED BY           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING
                           -----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER

          WITH                      8,354,884 (see item 5)

-------------------------- -----------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  0001063167                                     Page 8 of 18 Pages
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers International Financial Corporation, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                      ( )

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman

-------------------------- -----------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,354,884 (see item 5)
        OWNED BY           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING
                           -----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER

          WITH                      8,354,884 (see item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  0001063167                                     Page 9 of 18 Pages
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Ansbacher (Cayman) Limited , as trustee for
         Bankers International Financial Corporation II Trust

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           ( )

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman

-------------------------- -----------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,354,884 (see item 5)
        OWNED BY           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING
                           -----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER

          WITH                      8,354,884 (see item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  0001063167                                    Page 10 of 18 Pages
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Independent Foundation for the Pursuit of Charitable Endeavors,
         Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           ( )

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman

-------------------------- -----------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0

         SHARES            -----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,354,884 (see item 5)
        OWNED BY           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING
                           -----------------------------------------------------
         PERSON            10       SHARED DISPOSITIVE POWER

          WITH                      8,354,884 (see item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,354,884 (see item 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.1%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO

--------------------------------------------------------------------------------

Note:             This Amendment No. 6 to Schedule 13D amends the Statement on
                  Schedule 13D dated May 24, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 dated July 19, 2002 ("Amendment No. 1"), Amendment No. 2 dated August 8, 2002 ("Amendment No. 2"), Amendment No. 3 dated August 16, 2002 ("Amendment No. 3"), Amendment No. 4 dated November 25, 2002 ("Amendment No. 4") and Amendment No. 5 dated January 10, 2003 ("Amendment No. 5") filed on behalf of (i) Bankers Insurance Group, Inc., a Florida corporation ("BIG"), as a direct beneficial owner of Common Stock; (ii) Bankers Insurance Company, a Florida corporation and wholly-owned subsidiary of BIG ("BIC"), as a direct beneficial owner of Common Stock; (iii) Bankers Security Insurance Company, a Florida corporation and jointly-owned subsidiary of BIG and BIC ("BSIC"), as a direct beneficial owner of Common Stock; (iv) Bankers Financial Corporation ("BFC"), Bankers International Financial Corporation ("BIFC") and Bankers International Financial Corporation, Ltd. ("BIFC Ltd."), all of which are Florida corporations, except BIFC Ltd., which is a Cayman Islands corporation, as the direct, indirect and ultimate parent corporations, respectively, of BIG; (v) Ansbacher (Cayman) Limited ("Ansbacher"), as trustee of the Bankers International Financial Corporation II Trust, a discretionary charitable trust which includes all of the outstanding shares of BIFC Ltd.; and (vi) Independent Foundation for the Pursuit of Charitable Endeavors, Ltd., ("IFPCE"), a not-for-profit Cayman company, which possesses certain discretionary powers to direct Ansbacher's ultimate disposition of the shares of BIFC Ltd., relating to the Common Stock (as defined in the Schedule 13D).

Item 2.  Identity and Background.

                  Item 2 of the Schedule 13D is hereby amended and restated as follows: (capitalized terms used, but not otherwise defined, herein have the meanings ascribed thereto in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 or Amendment No. 5):

                  This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated under Section 13 of the Securities Exchange Act of 1934, as amended: (i) Bankers Insurance Group, Inc., a Florida corporation ("BIG"), as a direct beneficial owner of Common Stock; (ii) Bankers Insurance Company, a Florida corporation and wholly-owned subsidiary of BIG ("BIC"), as a direct beneficial owner of Common Stock; (iii) Bankers Security Insurance Company, a Florida corporation and jointly-owned subsidiary of BIG and BIC ("BSIC"), as a direct beneficial owner of Common Stock; (iv) Bonded Builders Service Corp., a Florida corporation and indirect, wholly-owned subsidiary of BIG ("BBSC"), as a direct beneficial owner of Common Stock; (v) Bankers Financial Corporation ("BFC"), Bankers International Financial Corporation ("BIFC") and Bankers International Financial Corporation, Ltd. ("BIFC Ltd."), all of which are Florida corporations, except BIFC, Ltd., which is a Cayman Islands corporation, as the direct, indirect and ultimate parent corporations, respectively, of BIG; (vi) Ansbacher (Cayman) Limited ("Ansbacher"), as trustee of the Bankers International Financial Corporation II Trust, a discretionary charitable trust which includes all of the outstanding shares of BIFC Ltd.; and (vii) Independent Foundation for the Pursuit of Charitable Endeavors, Ltd., ("IFPCE"), a not-for-profit Cayman company, which possesses certain discretionary powers to direct Ansbacher to dispose of the shares of BIFC Ltd.

                  Information with respect to each of the reporting persons is given solely by such reporting person, and no reporting person assumes responsibility for the accuracy or completeness of information provided by another reporting person. By their signatures on this statement, each of the reporting persons agrees that this statement is filed on behalf of such reporting person.

                  (a)-(c), (f) The name and place of organization of each reporting person hereto (each, a "Reporting Person") is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The name, address and principal occupation, as applicable, of each director or executive officer of each Reporting Person (each, a "Disclosed Party" and collectively, the "Disclosed Parties") is set forth on Schedules 1-A through 1-H hereto. Each Disclosed Party, except for Cromer Limited, Cawsand Limited and Parker Limited, each of which are Cayman Islands corporations, is, to the respective Reporting Person's knowledge, a citizen of the United States.

                  Headquartered in St. Petersburg, Florida, BIG is comprised of two property and casualty insurance companies, BIC and BSIC, a life and health insurer, an extensive sales and marketing organization, and a variety of related enterprises, including among others, BBSC, a home warranty company. The principal executive offices of BIG, BIC, BSIC, BFC and BIFC are located at 360 Central Avenue, St. Petersburg, Florida 33701. The principal executive offices of BBSC are located at 2201 Corporate Blvd. NW, Suite 100, Boca Raton, Florida 33431. The principal executive offices of BIFC Ltd. and Ansbacher are located at Ansbacher House, Jeanette Street, P.O. Box 887, George Town, Grand Cayman, British West Indies. The principal executive offices of IFPCE are located at P.O. Box 1369 GT, Fort Street, Grand Cayman, British West Indies.

                  (d)-(e) During the last five years, no Reporting Person or, to the knowledge of any Reporting Person, any Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule 13D is hereby amended by adding the following:

                  On April 26, 2000, pursuant to a Stock Purchase Agreement dated May 10, 1999 among BBSC, the shareholders of BBSC, Bankers Home Warranty Association, Inc., a Florida corporation and wholly-owned subsidiary of BIG, and BIG, BIG acquired BBSC and certain other affiliated entities for an aggregate purchase price of $8,556,666 in cash. At the time of the acquisition, BBSC held 5,000 shares of Common Stock.

Item 4.  Purpose of the Transaction.

                  Item 4 of the Schedule 13D is hereby amended by adding the following:

                  BBSC acquired the shares of Common Stock for investment purposes, and BIG acquired BBSC to expand its existing product lines.

Item 5.  Interest in the Securities of the Issuer.

                  Item 5, paragraphs (a) and (b) of the Schedule 13D are hereby amended and restated as follows:

                  (a) According to the Issuer's quarterly report on Form 10-Q as filed with the Commission on November 14, 2002, on November 12, 2002 there were 12,276,063 shares of Common Stock issued and outstanding. The Reporting Persons beneficially own, directly or indirectly, an aggregate of 8,354,884 shares of Common Stock (representing approximately 68.1% of the outstanding shares of Common Stock) of which 4,000,000 shares (representing approximately 32.6% of the outstanding shares of Common Stock) are directly owned by BIG, 3,528,455 shares (representing approximately 28.7% of the outstanding shares of Common Stock) are directly owned by BIC, 821,429 shares (representing approximately 6.7% of the outstanding shares of Common Stock) are directly owned by BSIC and 5,000 shares (representing approximately 0.04% of the outstanding shares of Common Stock) are directly owned by BBSC.

                  Of the Disclosed Parties named in Item 2, Robert M. Menke directly beneficially owns 162,200 shares of Common Stock (representing approximately 1.3% of the outstanding shares of Common Stock), Bill Gunter directly beneficially owns 500 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), J. Wayne Mixson directly beneficially owns 53,000 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), Brett M. Menke directly beneficially owns 12,000 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), David K. Meehan directly beneficially owns 2,200 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), Edwin C. Hussemann directly beneficially owns 1,400 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), Steven K. Kurcan directly beneficially owns 200 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock) and Kathleen M. Batson directly beneficially owns 200 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock).

                  Each of the Disclosed Parties disclaims membership in a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended. The filing of this Schedule 13D shall not be construed as an admission that any Disclosed Party is the beneficial owner of shares held by a group or that any Disclosed Party constitutes a group. Each Reporting Person and Disclosed Party is not responsible for the accuracy of any information filed in this Schedule 13D relating to any Reporting Person or Disclosed Party other than itself and its related persons or entities.

                  (b) The Reporting Persons possess shared power to direct the voting and disposition of the shares of Common Stock held in the aggregate thereby. The Disclosed Parties possess sole power to direct the voting and disposition of their respective shares of Common Stock.

Item 7.  Material to be Filed as Exhibits.

                  4.1 Letter from BIG to the Special Committee dated March 21, 2002 (1)

                  4.2 Letter from BIG to the Special Committee dated July 16, 2002 (3)

                  4.3 Letter from BIG to the Special Committee dated August 5, 2002 (4)

                  4.4 Letter from Insurance Management Solutions Group, Inc. to Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bankers Management Corporation dated as of November 21, 2002. (6)

                  10.1 Agreement and Plan of Merger dated as of August 14, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Management Corporation and Insurance Management Solutions Group, Inc. (5)

                  10.2 Stock Purchase and Sale Agreement dated as of December 31, 2002 between Bankers Security Insurance Company and Bankers Insurance Group, Inc. (7)

                  99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (1)

                  99.2 Power of Attorney for Bankers International Financial Corporation, Ltd. (1)

                  99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust (1)

                  99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (2)

                  99.5 Amended and Restated Agreement of Joint Filing dated as of February 4, 2003 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bonded Builders Service Corp., Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.


(1) Incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons' Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 1, filed with the SEC on July 19, 2002.

(4) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 2, filed with the SEC on August 9, 2002.

(5) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 3, filed with the SEC on August 16, 2002.

(6) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 4, filed with the SEC on November 25, 2002.

(7) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 5, filed with the SEC on January 10, 2003.

The Index of Exhibits attached to this Statement is hereby incorporated by reference in its entirety.

                                  SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2003

                                             BANKERS INSURANCE GROUP, INC.


                                             By:  /s/  Robert G. Southey
                                             -----------------------------
                                             Name:   Robert G. Southey
                                             Title:  Secretary
                                                     General Counsel
                                                     Vice President

                                             BANKERS INSURANCE COMPANY


                                             By: /s/ Robert G. Southey
                                             -----------------------------
                                            Name:    Robert G. Southey
                                            Title:   Secretary
                                                     General Counsel
                                                     Vice President

                                             BANKERS SECURITY INSURANCE COMPANY


                                             By:  /s/  Robert G. Southey
                                             -----------------------------
                                             Name:   Robert G. Southey
                                             Title:  Secretary
                                                     General Counsel
                                                     Vice President

                                             BONDED BUILDERS SERVICE CORP.


                                             By:  /s/  Edwin C. Hussemann
                                             -----------------------------
                                             Name:    Edwin C. Hussemann
                                             Title:   Director
                                                      Vice President




                                             BANKERS FINANCIAL CORPORATION


                                             By:  /s/  David K. Meehan
                                             -----------------------------
                                             Name:    David K. Meehan
                                             Title:   Director
                                                      Vice Chairman
                                                      President

                                             BANKERS INTERNATIONAL FINANCIAL CORPORATION


                                             By:  /s/  David K. Meehan
                                             -----------------------------
                                             Name:   David K. Meehan
                                             Title:  Director
                                                     Vice Chairman
                                                     President

                                            BANKERS INTERNATIONAL FINANCIAL CORPORATION, LTD.


                                            By:  /s/  David K. Meehan
                                            -----------------------------
                                            Name:    David K. Meehan
                                            Title:   Attorney-in-fact under
                                                     Power dated 5/16/02


                                            ANSBACHER (CAYMAN) LIMITED,
                                            AS TRUSTEE FOR THE BANKERS INTERNATIONAL
                                            FINANCIAL CORPORATION II TRUST


                                            By:  /s/  David K. Meehan
                                             -----------------------------
                                            Name:    David K. Meehan
                                            Title:   Attorney-in-fact under
                                                     Power dated 5/16/02

                                            INDEPENDENT FOUNDATION FOR THE
                                            PURSUIT OF CHARITABLE ENDEAVORS, LTD.


                                            By:  /s/  David K. Meehan
                                            -----------------------------
                                            Name:    David K. Meehan
                                            Title:   Attorney-in-fact under
                                                     Power dated 2/10/99

                                                                Schedule 1-A

                         BANKERS INSURANCE GROUP, INC.

                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers Insurance Group, Inc. are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers Insurance Group, Inc., 360 Central Avenue, St. Petersburg, Florida 33701.

..................................... ....................................... ......................................
Item 2
Name                                               Occupation                          Business Address
..................................... ....................................... ......................................
..................................... ....................................... ......................................
  Robert M. Menke                        Director, Chairman, President
..................................... ....................................... ......................................
..................................... ....................................... ......................................
  David J. Nye                       Director, Vice Chairman and Professor           University of Florida
                                                                                        P.O. Box 117168
                                                                                     Gainesville, FL 32611

..................................... ....................................... ......................................
..................................... ....................................... ......................................
  Douglas B. Pierce                         Director, Vice Chairman
..................................... ....................................... ......................................
..................................... ....................................... ......................................
  Edwin C. Hussemann                          Director, Treasurer
..................................... ....................................... ......................................
..................................... ....................................... ......................................
  David K. Meehan                           Director, Vice Chairman
..................................... ....................................... ......................................
..................................... ....................................... ......................................
  Bill Gunter                                       Director                  Rogers, Atkins, Gunter & Associates
                                                                                        Insurance Inc.
                                                                                     1117 Thomasville Road
                                                                                     Tallahassee, FL 32303

..................................... ....................................... ......................................
..................................... ....................................... ......................................
  J. Wayne Mixson                                   Director
..................................... ....................................... ......................................
..................................... ....................................... ......................................
  John A. Strong                              Director and Doctor                   301 East Wendover Ave.
                                                                                           Suite 100
                                                                                     Greensboro, NC 27401

..................................... ....................................... ......................................
..................................... ....................................... ......................................
  Robert G. Southey                        Secretary, Vice President
..................................... ....................................... ......................................
..................................... ....................................... ......................................
  B. Bradford Martz                              Vice President
..................................... ....................................... ......................................

                                                                 Schedule 1-B

                           BANKERS INSURANCE COMPANY

                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers Insurance Company are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers Insurance Company, 360 Central Avenue, St. Petersburg, Florida 33701.

................................. ........................................... ...................................
Item 2
Name                                             Occupation                           Business Address
................................. ........................................... ...................................
................................. ........................................... ...................................
  David J. Nye                        Director, Chairman and Professor             University of Florida
                                                                                      P.O. Box 117168
                                                                                   Gainesville, FL 32611

................................. ........................................... ...................................

................................. ........................................... ...................................
  Edwin C. Hussemann                        Director, Treasurer
................................. ........................................... ...................................

................................. ........................................... ...................................
  Robert M. Menke                                 Director
................................. ........................................... ...................................

................................. ........................................... ...................................
  David K. Meehan                    Director, Vice Chairman, President
................................. ........................................... ...................................

................................. ........................................... ...................................
  Bill Gunter                                     Director                        Rogers, Atkins, Gunter &
                                                                                 Associates Insurance Inc.
                                                                                   1117 Thomasville Road
                                                                                   Tallahassee, FL 32303
................................. ........................................... ...................................

................................. ........................................... ...................................
  J. Wayne Mixson                                 Director
................................. ........................................... ...................................

................................. ........................................... ...................................
  John A. Strong                            Director and Doctor                    301 East Wendover Ave.
                                                                                         Suite 100
                                                                                    Greensboro, NC 27401

................................. ........................................... ...................................

................................. ........................................... ...................................
  Douglas B. Pierce                  Director, Executive Vice President
................................. ........................................... ...................................

................................. ........................................... ...................................
  Robert G. Southey                      Secretary, Vice President
................................. ........................................... ...................................

................................. ........................................... ...................................
  Kathleen M. Batson                       Senior Vice President
................................. ........................................... ...................................

................................. ........................................... ...................................
  Brian J. Kesneck                             Vice President
................................. ........................................... ...................................

................................. ........................................... ...................................
  Barbara A. Peat                              Vice President
................................. ........................................... ...................................

................................. ........................................... ...................................
  Teresa D. Heller                             Vice President
................................. ........................................... ...................................

                                                                 Schedule 1-C

                      BANKERS SECURITY INSURANCE COMPANY

                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers Security Insurance Company are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers Security Insurance Company, 360 Central Avenue, St. Petersburg, Florida 33701.

.................................. ......................................... ...................................
Item 2
Name                                             Occupation                          Business Address
.................................. ......................................... ...................................
.................................. ......................................... ...................................
  David J. Nye                        Director, Chairman and Professor            University of Florida
                                                                                     P.O. Box 117168
                                                                                  Gainesville, FL 32611

.................................. ......................................... ...................................
.................................. ......................................... ...................................
  Edwin C. Hussemann                        Director, Treasurer
.................................. ......................................... ...................................
.................................. ......................................... ...................................
  Robert M. Menke                                 Director
.................................. ......................................... ...................................
.................................. ......................................... ...................................
  David K. Meehan                    Director, Vice Chairman, President
.................................. ......................................... ...................................
.................................. ......................................... ...................................
  Bill Gunter                                     Director                       Rogers, Atkins, Gunter &
                                                                                Associates Insurance Inc.
                                                                                  1117 Thomasville Road
                                                                                  Tallahassee, FL 32303

.................................. ......................................... ...................................
.................................. ......................................... ...................................
  J. Wayne Mixson                                 Director
.................................. ......................................... ...................................
.................................. ......................................... ...................................
  John A. Strong                            Director and Doctor                   301 East Wendover Ave.
                                                                                        Suite 100
                                                                                   Greensboro, NC 27401

.................................. ......................................... ...................................
.................................. ......................................... ...................................
  Douglas B. Pierce                  Director, Executive Vice President
.................................. ......................................... ...................................
.................................. ......................................... ...................................
  Robert G. Southey                      Secretary, Vice President
.................................. ......................................... ...................................
.................................. ......................................... ...................................
  Kathleen M. Batson                       Senior Vice President
.................................. ......................................... ...................................
.................................. ......................................... ...................................
  Barbara A. Peat                              Vice President
.................................. ......................................... ...................................
.................................. ......................................... ...................................
  Teresa D. Heller                             Vice President
.................................. ......................................... ...................................

                                                                 Schedule 1-D

                         BONDED BUILDERS SERVICE CORP.

                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bonded Builders Service Corp. are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bonded Builders Service Corp., 2201 Corporate Blvd. NW, Suite 100, Boca Raton, Florida 33431.

.................................. ...................................... ....................................
Item 2
Name                                           Occupation                         Business Address
.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Brian J. Kesneck                         Director, Chairman                  c/o Bankers Insurance
                                                                                      Group, Inc.
                                                                                 360 Central Avenue
                                                                             St. Petersburg, Florida 33701
.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Edwin C. Hussemann                    Director, Vice President               c/o Bankers Insurance
                                                                                      Group, Inc.
                                                                                 360 Central Avenue
                                                                             St. Petersburg, Florida 33701
.................................. ...................................... ....................................
.................................. ...................................... ....................................
  David K. Meehan                               Director                       c/o Bankers Insurance
                                                                                      Group, Inc.
                                                                                 360 Central Avenue
                                                                             St. Petersburg, Florida 33701
.................................. ...................................... ....................................
.................................. ...................................... ....................................
  B. Bradford Martz                     Director, Vice President               c/o Bankers Insurance
                                                                                      Group, Inc.
                                                                                 360 Central Avenue
                                                                             St. Petersburg, Florida 33701
................................. ...................................... ....................................
.................................. ...................................... ....................................
  Whit Ward                          Director, President, Secretary



.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Barry Pollock                         Director, Vice President



.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Howard A. Head                                Director



.................................. ...................................... ....................................

                                                                Schedule 1-E

                         BANKERS FINANCIAL CORPORATION

                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers Financial Corporation are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o Bankers Financial Corporation, 360 Central Avenue, St. Petersburg, Florida 33701.

.................................. .......................................... .................................
Item 2
Name                                             Occupation                          Business Address
.................................. .......................................... .................................
.................................. .......................................... .................................
  Robert M. Menke                            Director, Chairman
.................................. .......................................... .................................
.................................. .......................................... .................................
  Robert G. Menke                                 Director
.................................. .......................................... .................................
.................................. .......................................... .................................
  David K. Meehan                    Director, Vice Chairman, President
.................................. .......................................... .................................
.................................. .......................................... .................................
  Edwin C. Hussemann                         Director, Treasurer
.................................. .......................................... .................................
.................................. .......................................... .................................
  Brett M. Menke                                  Director
.................................. .......................................... .................................
.................................. .......................................... .................................
  Kenneth P. Cherven                  Director and President, Director       First Community Bank of America
                                                                                    9001 Belcher Road
                                                                               Pinellas Park, Florida 33781

.................................. .......................................... .................................
.................................. .......................................... .................................
  Ralph E. Stevens, Jr.                    Director and President                   Stevens & Stevens
                                                                                   11515 53rd Street N.
                                                                                Clearwater, Florida 33760

.................................. .......................................... .................................
.................................. .......................................... .................................
  David R. Punzak                           Director and Attorney                     Carlton Fields
                                                                                    One Progress Plaza
                                                                                        20th Floor

                                                                              St. Petersburg, Florida 33701

.................................. .......................................... .................................
.................................. .......................................... .................................
  Steven K. Kurcan                             Vice President
.................................. .......................................... .................................





                                                                 Schedule 1-F

                  BANKERS INTERNATIONAL FINANCIAL CORPORATION

                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers International Financial Corporation are set forth below.
The business address for each person listed below, unless otherwise indicated, is c/o Bankers International Financial Corporation, 360 Central Avenue, St.
Petersburg, Florida 33701.

.................................. ...................................... ..................................
Item 2
Name                                           Occupation                        Business Address
.................................. ...................................... ..................................
.................................. ...................................... ..................................
  Robert M. Menke                          Director, Chairman
.................................. ...................................... ..................................
.................................. ...................................... ..................................
  Robert G. Menke                               Director
.................................. ...................................... ..................................
.................................. ...................................... ..................................
  David K. Meehan                  Director, Vice Chairman, President
.................................. ...................................... ..................................
.................................. ...................................... ..................................
  Edwin C. Hussemann                       Director, Treasurer
.................................. ...................................... ..................................
.................................. ...................................... ..................................
  Brett M. Menke                                Director
.................................. ...................................... ..................................
.................................. ...................................... ..................................
  Kenneth P. Cherven                Director and President, Director      First Community Bank of America
                                                                                 9001 Belcher Road
                                                                           Pinellas Park, Florida 33781

.................................. ...................................... ..................................
.................................. ...................................... ..................................
  Ralph E. Stevens, Jr.                  Director and President                  Stevens & Stevens
                                                                               11515 53rd Street N.
                                                                             Clearwater, Florida 33760

.................................. ...................................... ..................................
.................................. ...................................... ..................................
  David R. Punzak                         Director and Attorney                   Carlton Fields
                                                                                One Progress Plaza
                                                                                    20th Floor

                                                                           St. Petersburg, Florida 33701

.................................. ...................................... ..................................





                                                               Schedule 1-G

     BANKERS INTERNATIONAL FINANCIAL CORPORATION, LTD.


                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Bankers International Financial Corporation, Ltd. are set forth below. The business address for each person listed below, unless otherwise indicated, is BANKAMERICA Building, 67 Fort Street, P. O. Box 1369, George
Town, Grand Cayman, B.W.I.

.................................. ...................................... ....................................
Item 2
Name                                           Occupation                         Business Address
.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Cromer Limited                                Director
.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Cawsand Limited                               Director
.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Parker Limited                                Secretary
.................................. ...................................... ....................................



                                                               Schedule 1-H

     INDEPENDENT FOUNDATION FOR THE PURSUIT OF CHARITABLE ENDEAVORS, LTD.


                       DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. are set forth below. The business address for each person listed below, unless otherwise indicated, is c/o P.O. Box 1369 GT, Fort Street, Grand
Cayman, British West Indies.

Name                                           Occupation                         Business Address
.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Robert M. Menke                          Director, Chairman             c/o Bankers Insurance Group, Inc.
                                                                                 360 Central Avenue
                                                                             St. Petersburg, Florida 33701

.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Robert G. Menke                               Director                  c/o Bankers Insurance Group, Inc.
                                                                                  360 Central Avenue
                                                                             St. Petersburg, Florida 33701

.................................. ...................................... ....................................
.................................. ...................................... ....................................
  David K. Meehan                        Director, Vice Chairman          c/o Bankers Insurance Group, Inc.
                                                                                 360 Central Avenue
                                                                             St. Petersburg, Florida 33701

.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Edwin C. Hussemann                       Director, Treasurer            c/o Bankers Insurance Group, Inc.
                                                                                 360 Central Avenue
                                                                             St. Petersburg, Florida 33701

.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Brett M. Menke                                Director                  c/o Bankers Insurance Group, Inc.
                                                                                 360 Central Avenue
                                                                             St. Petersburg, Florida 33701

.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Ralph E. Stevens, Jr.                  Director and President                   Stevens & Stevens
                                                                                11515 53rd Street N.
                                                                              Clearwater, Florida 33760

.................................. ...................................... ....................................
.................................. ...................................... ....................................
  David R. Punzak                         Director and Attorney                    Carlton Fields
                                                                                 One Progress Plaza
                                                                                     20th Floor

                                                                            St. Petersburg, Florida 33701

.................................. ...................................... ....................................
.................................. ...................................... ....................................
  Barry B. Benjamin                             President
.................................. ...................................... ....................................

                               INDEX OF EXHIBITS



                 Number            Description

                  4.1 Letter from BIG to the Special Committee dated March 21, 2002 (1)

                  4.2 Letter from BIG to the Special Committee dated July 16, 2002 (3)

                  4.3 Letter from BIG to the Special Committee dated August 5, 2002 (4)

                  4.4 Letter from Insurance Management Solutions Group, Inc. to Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bankers Management Corporation dated as of November 21, 2002. (6)

                  10.1 Agreement and Plan of Merger dated as of August 14, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Management Corporation and Insurance Management Solutions Group, Inc. (5)

                  10.2 Stock Purchase and Sale Agreement dated as of December 31, 2002 between Bankers Security Insurance Company and Bankers Insurance Group, Inc. (7)

                  99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (1)

                  99.2 Power of Attorney for Bankers International Financial Corporation, Ltd. (1)

                  99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust (1)

                  99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (2)

                  99.5 Amended and Restated Agreement of Joint Filing dated as of February 4, 2003 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bonded Builders Service Corp., Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd.



(1) Incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons' Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 1, filed with the SEC on July 19, 2002.

(4) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 2, filed with the SEC on August 9, 2002.

(5) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 3, filed with the SEC on August 16, 2002.

(6) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 4, filed with the SEC on November 25, 2002.

(7) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 5, filed with the SEC on January 10, 2003.